Premier Power Renewable Energy, Inc.
4961 Windplay Drive, Suite 100
El Dorado Hills, CA 95762
Tel.: (916) 939-0400

April 30, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644
Mail Stop 3561

RE:	Premier Power Renewable Energy, Inc.
File No. 333-155241

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Premier Power Renewable Energy, Inc. hereby respectfully requests the withdrawal of its Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on April 1, 2009 filed as Registration Statement No. 333-140637 (the “S-1/A”).

The S-1/A is being withdrawn because it was filed via EDGAR under an inaccurate file number, 333-140637, rather than the applicable file number, 333-155241.  We expect to re-file the Registration Statement under the correct applicable file number as soon as possible.

If you have any questions regarding this application for withdrawal, please contact Jamie Kim of Richardson & Patel LLP at (310) 208-1182.

Respectfully submitted,

PREMIER POWER RENEWABLE ENERGY, INC.

/s/ Dean Marks
By: Dean Marks, Chief Executive Officer